Exhibit 99.1

Enthusiast Gaming Announces Return of Pocket Gamer Connects Live Global Event Series

Relaunched Live Series to Tackle Topics Including the Metaverse, NFTs, Blockchain Gaming 2022 Events Planned for London, Seattle, Toronto, Helsinki, and Jordan

TORONTO, Dec. 02, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ: EGLX; TSX:EGLX), a media and content platform for video game and esports fans to connect and engage, will relaunch its popular live event series Pocket Gamer Connects (“PGC”), with five live events spanning the globe in 2022, starting with PGC London from January 17-18. PGC provides an important platform for mobile gaming professionals to connect and interact, while providing industry-leading expert content and discussion around the mobile gaming space. PGC London 2022 will kick-off a year of live conferences that will be held in London, Seattle, Toronto, Helsinki, and Jordan.

PGC London 2022 attendees can expect to meet over 800 companies from over 40 countries. More than 200 speakers will share insight and knowledge on topics including Revenue Roadmap, Mastering Multiplayer, and Live Ops. Speakers will include representatives from Voodoo, The National Film and Television School, Stillfront Group, Tencent, Netflix, King, and Square Enix.

“Pocket Gamer Connects is where the conversations shaping our industry, from the impact of the Metaverse to the evolution of in-game economies, will take place,” said Adrian Montgomery, CEO of Enthusiast Gaming. “The caliber of speakers, attendees, and sponsors is unparalleled in our industry, and I’m looking forward to engaging with leaders from across gaming at each of the Pocket Gamer Connects events in 2022.”

More information can be found at www.pgconnects.com, and attendees can visit www.pgconnects.com/london/promo-eg20 for a 20% discount on tickets.

About Enthusiast Gaming

Enthusiast Gaming is building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like- minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:
 Eric Bernofsky, Chief Corporate Officer
investor@enthusiastgaming.com

Media Relations:

Ashley Stanhope, Provident Communications
ashley@providentcomms.com

416-303-1498

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results "may", "could", "would", "might" or "will" (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding planned digital events operated by the Company’s entertainment division.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions;

the timing and filing of the final base shelf prospectus and corresponding Registration Statement; the potential offering of any Securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approvals for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.